UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 6, 2025

SILVERBOX CORP IV

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42214	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8701 Bee Cave Road
 East Building, Suite 310
 Austin, TX   78746

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (512) 575-3637

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	SBXD.U	New York Stock Exchange LLC
Class A ordinary shares included as part of the units	SBXD	New York Stock Exchange LLC
Redeemable Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SBXD.WS	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On August 6, 2025 (the “Execution Date”), SilverBox Corp IV, a Cayman Islands exempted company (“SPAC”), Parataxis Holdings Inc., a Delaware corporation (“Pubco”), PTX Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), PTX Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“Company Merger Sub”), Parataxis Holdings LLC, a Delaware limited liability company (the “Company”), SilverBox Sponsor IV LLC, a Delaware limited liability company (the “Sponsor”), solely for certain limited purposes as representative of the SPAC Shareholders (the “SPAC Representative”), and Edward Chin, solely for certain limited purposes as representative of the Company Holders (the “Seller Representative”), entered into a business combination agreement (the “Business Combination Agreement” and, the transactions contemplated by the Business Combination Agreement, the “Business Combination”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, (a) SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving company (the “SPAC Merger”), and with each SPAC Shareholder receiving one share of Pubco Class A common stock (“Pubco Class A Stock”) for each SPAC Class A Ordinary Share held by such shareholder in accordance with the terms of the Business Combination Agreement and (b) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Company Merger” and, together with the SPAC Merger, the “Mergers,” and the effective time of the Mergers, the “Effective Time”), and with the Company Holders receiving shares of Pubco Class A Stock (other than the Key Company Holder (as defined below) who will receive shares of Pubco Class C common stock (“Pubco Class C Stock and together with the Pubco Class A Stock, “Pubco Stock”) in exchange for their Company Units (as defined below) in accordance with the terms of the Business Combination Agreement. As a result of the Mergers, SPAC and the Company will become wholly-owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law. At least one (1) Business Day prior to the Effective Time, SPAC will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation (the “Conversion”).

Consideration

As consideration for the Company Merger, at the Effective Time, (i) each common unit of membership in the Company (“Company Common Unit”), other than Company Common Units held by Edward Chin (the “Key Company Holder”), will be converted into the right to receive, in exchange for such Company Common Unit, a number of shares of Pubco Class A Stock equal to (A) the Exchange Ratio (as defined below) multiplied by (B) one Company Unit, (ii) each non-voting preferred unit of the Company (“Company Preferred Unit,” and together with the Company Common Units, the “Company Units”) will be converted into the right to receive, in exchange for such Company Preferred Unit, a number of shares of Pubco Class A Stock equal to (A) the Exchange Ratio multiplied by the product of one Company Preferred Unit multiplied by 1.30 plus (B) the Preferred Holder Pro Rata Share of any Adjustment Shares, and (iii) each Company Common Unit held by the Key Company Holder as of immediately prior the Effective Time will be converted into the right to receive, in exchange for such Company Common Unit, a number of shares of Pubco Class C Stock equal to (A) one Company Common Unit multiplied by (B) the Exchange Ratio. In addition, each Company Common Unit (including Company Common Units held by the Key Company Holder) will be entitled to receive its pro rata portion of any Earnout Shares (as defined below), and each Company Preferred Unit will be entitled to receive additional shares of Pubco Class A Stock to account for certain increases, if any, in the price of Bitcoin between the time of purchase of the Purchased Bitcoin and the third business day prior to the date (the “Closing Date”) of the closing of the Business Combination (the “Closing”), in each case, as provided in the Business Combination Agreement. The “Exchange Ratio” is the quotient obtained by dividing the Per Unit Price by $10.00, the “Per Unit Price” is an amount equal to (x) the sum of $100,000,000, plus the gross cash proceeds of the Initial Financing Transactions (as defined below), plus the gross cash proceeds of any Additional Financing Transactions (as defined below) of the Company prior to the Closing, divided by (y) the total number of issued and outstanding Company Units, after treating all outstanding in-the-money convertible securities of the Company as fully vested and exercised, exchanged or converted as of the Effective Time, but excluding any Company Units owned by the Company in treasury or by any subsidiary of the Company and the “Adjustment Shares” means a number of shares of Pubco Class A Stock equal to (X) the product of (A) (I) the quotient obtained by dividing (i) the Closing Bitcoin Price by (ii) the Signing Bitcoin Price, (II) minus 1, multiplied by (B) the Preferred Equity Investment Gross Cash Proceeds divided by (Y) $10.00; provided, that the amount calculated in (A) of the foregoing shall not be less than zero.

As additional consideration, Company Holders of Common Units also have the potential to receive up to 7,500,000 additional shares of Pubco Class A Stock (the “Earnout Shares”) (along with any Earnings thereon) contingent upon the Pubco Class A Stock meeting certain share price targets during the 5-year period following the Closing (the “Earnout Period”). The Earnout Shares will be issued by Pubco into an escrow account at or prior to the Closing and released in accordance with the following:

•	Two-thirds (2/3) of the Earnout Shares will be released if the VWAP of the Pubco Class A Stock equals or exceeds $12.50 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period; and

•	One-third (1/3) of the Earnout Shares will be released if the VWAP of the Pubco Class A Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period.

All of the Earnout Shares will be accelerated and released if, during the Earnout Period, Pubco is subject to a change of control in which the implied consideration per share of Pubco Class A Stock equals or exceeds $12.50 per share (a “Qualifying Change of Control”). In the event that the applicable share price targets are not met during the Earnout Period, the Company Holders will not be entitled to receive the applicable portion of the Earnout Shares (along with any Earnings thereon).

As consideration for the SPAC Merger, at the Effective Time, (i) all issued and outstanding SPAC Public Units will be automatically detached and the holder thereof shall be deemed to hold (A) one SPAC Class A Ordinary Share, which will be converted into one share of Pubco Class A Stock, and (B) one-third (1/3) of one SPAC Public Warrant, which will be converted into one third (1/3) of one warrant entitling the holder thereof to purchase one (1) share of Pubco Class A Stock at a price of $11.50 per share (a “Pubco Public Warrant”), (ii) all issued and outstanding SPAC Private Units shall be automatically detached and the holder thereof shall be deemed to hold (A) one SPAC Class A Ordinary Share, which will be converted into one share of Pubco Class A Stock, and (B) one-third (1/3) of one SPAC Private Warrant, which will be converted into one third (1/3) of one warrant entitling the holder thereof to purchase one (1) share of Pubco Class A Stock at a price of $11.50 per share (a “Pubco Private Warrant”), and (iii) each issued and outstanding SPAC Class B Ordinary Share shall be converted automatically into one SPAC Class A Ordinary Share, which will be converted into the right to receive one share of Pubco Class A Stock. Also at the Effective Time, each issued and outstanding SPAC Public Warrant shall be converted into one Pubco Public Warrant and each issued and outstanding SPAC Private Warrant shall be converted into one Pubco Private Warrant.

Pursuant to the Sponsor Letter Agreement (as defined below), which was signed concurrently with the Business Combination Agreement, at the Closing, up to 150,000 shares of Pubco Class A Stock to be issued to the Sponsor in the SPAC Merger (the “Sponsor Earnout Shares”) will be deposited in an escrow account and released in the same proportions and upon achievement of the same share price targets (including in connection with a Qualifying Change of Control) as apply with respect to the Earnout Shares.

Holders of shares of Pubco Class A Stock issued in the Mergers will be entitled to one (1) vote per share and to receive distributions in proportion to the number of shares of Pubco Class A Stock held by such holders. In addition, the shares of Pubco Class A Stock will be listed for trading and will be freely transferable, subject to the terms of the Lock-Up Agreements (as described below) and any restrictions pursuant to applicable laws.

Holders of shares of Pubco Class C Stock issued in the Company Merger, all of which immediately following the Closing will be held by an entity controlled by the Key Company Holder, will collectively have 80% of the voting power of all shares of capital stock of Pubco (including shares issued in the future) (such voting power, the “Class C Voting Power”) until such time as the Key Company Holder, including his permitted transferees (such as charitable trusts and estate planning vehicles), own less than 25% of their aggregate ownership as of immediately after the Closing (the “Sunset Date”), with the foregoing determination taking into account certain considerations to be more fully described in the A&R Certificate of Incorporation (as defined below). Upon the Sunset Date or upon certain transfers to third parties or certain disqualifying events (namely, removal from Pubco’s Executive Committee for cause or upon death of the Key Company Holder), the shares of Pubco Class C Stock will automatically convert into shares of Pubco Class A Stock. Each holder of a share of Pubco Class C Stock shall, prior to such conversion, be entitled to the Class C Voting Power for each share of Pubco Class C Stock held of record by such holder on all matters on which Pubco stockholders are entitled to vote generally, including the election or removal of directors, and all matters on which holders of Pubco Class C Stock as a separate class are entitled to vote. Holders of shares of Pubco Class C Stock will be entitled to the same economic rights as the holders of shares of Pubco Class A Stock, including any rights to distributions and dividends. The shares of Pubco Class C Stock will not be listed or freely transferable.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties, which shall not survive the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Business Combination Agreement means, with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (ii) the ability of such Person or any of its Subsidiaries to consummate the Business Combination, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

Covenants of the Parties

The Business Combination Agreement also contains pre-closing covenants of the parties, including obligations of the parties to operate their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of the Company, with respect to SPAC, and SPAC, with respect to the Company, Pubco and the Merger Subs, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to solicit, initiate, assist, negotiate or enter into competing transactions, as further provided in the Business Combination Agreement. The covenants do not survive the Closing (other than those that are to be performed after the Closing).

The Business Combination Agreement also contains obligations of certain of the parties to use their reasonable best efforts to consummate the Business Combination. This includes certain obligations of Pubco, the Company and SPAC with regards to carrying out any additional financing transactions in connection with the Business Combination (the “Additional Financing Transactions”), obligations of Pubco to use reasonable best efforts to consummate the transactions contemplated by the Standby Equity Purchase Agreement (described below) (the “SEPA”), and obligations of the Company to use reasonable best efforts to consummate the transactions contemplated by the Preferred Equity Investment Subscription Agreements (described below) (the “Preferred Equity Investment,” and together with the SEPA, the “Initial Financing Transactions” and together with any Additional Financing Transactions and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

Within fifteen (15) Business Days after receipt of the gross cash proceeds of the Preferred Equity Investment, the Company shall cause Galaxy Digital to purchase, on behalf of the Company, a number of Bitcoin equal to such aggregate gross cash proceeds of the Preferred Equity Investment, less a holdback of $200,000 (such Bitcoin, the “Purchased Bitcoin”). The Purchased Bitcoin will be placed in a custodial account in accordance with a custody agreement by and between the Company and Anchorage Digital Bank, N.A., as custodian, and contributed to Pubco at the Closing.

SPAC, the Company and Pubco have agreed, as promptly as practicable after the execution of the Business Combination Agreement and delivery by the Company of the requisite financial statements, to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the issuance of the Pubco Class A Stock and Pubco Warrants to the SPAC Shareholders and the Company Holders, and containing a proxy statement/prospectus for the purpose of SPAC soliciting proxies from the SPAC Shareholders to approve (the “SPAC Shareholder Approval”), at an extraordinary general meeting of the SPAC Shareholders (the “Extraordinary General Meeting”), the Business Combination Agreement, the Transactions and related matters (the “SPAC Shareholder Approval Matters”) and providing the SPAC Shareholders an opportunity, in accordance with SPAC’s organizational documents and initial public offering prospectus, to have their SPAC Class A Ordinary Shares redeemed (the “Redemption”).

The parties have agreed to take all necessary action so that effective as of the Closing, the board of directors of Pubco will consist of five individuals, three of which are to be designated by the Company and one of which is to be designated by SPAC, with the final director to be Edward Chin, as the Chief Executive Officer and Chairman of Pubco.

Conditions to the Parties’ Obligations to Consummate the Transactions

Under the Business Combination Agreement, the obligations of the parties to consummate (or cause to be consummated) the Transactions are subject to a number of customary conditions for special purpose acquisition companies, including, among others, the following: (i) the receipt of the SPAC Shareholder Approval; (ii) the consummation of the Business Combination not being prohibited by applicable law; (iii) effectiveness of the Registration Statement; (iv) receipt of certain specified regulatory approvals; and (v) the shares of Pubco Class A Stock and Pubco Public Warrants having been approved for listing on The Nasdaq Stock Market (“Nasdaq”) or the New York Stock Exchange (“NYSE”).

The obligations of SPAC to consummate the Transactions are also subject to, among other things (i) the representations and warranties of the Company, Pubco, SPAC Merger Sub and Company Merger Sub being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement; (ii) material compliance by the Company, Pubco, SPAC Merger Sub and Company Merger Sub with their respective pre-closing covenants; (iii) no occurrence of a Material Adverse Effect with respect to the Company or Pubco since the date of the Business Combination Agreement; and (iv) an employment agreement between Pubco and Edward Chin (the “Employment Agreement”) and the Sponsor Letter Agreement being in full force and effect.

The obligations of the Company, Pubco, SPAC Merger Sub and Company Merger Sub to consummate the Transactions are also subject to, among other things: (i) the representations and warranties of SPAC being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement; (ii) material compliance by SPAC with its pre-closing covenants; (iii) no occurrence of a Material Adverse Effect with respect to SPAC since the date of the Business Combination Agreement which is continuing and uncured; (iv) the occurrence of the Conversion; (v) the Employment Agreement and the Sponsor Letter Agreement being in full force and effect; (vi) upon the Closing, the net cash delivered to Pubco in connection with the Transactions (after giving effect to the completion and payment of the Redemption and payment of transaction expenses of SPAC and the Company), including (A) funds remaining in the Trust Account and (B) net proceeds of the Initial Financing Transactions (and any Additional Financing Transactions), shall equal or exceed Twenty-Five Million Dollars ($25,000,000); and (vii) the Sponsor having performed in all material respects its obligations required under the Sponsor Support Agreement (as defined below).

Termination Rights

The Business Combination Agreement contains certain termination rights, including, among others, the following: (i) upon the mutual written consent of SPAC and the Company, (ii) by SPAC or the Company if a Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions; (iii) by the Company if the SPAC board of directors publicly changes its recommendation with respect to the Business Combination Agreement and Transactions and related shareholder approvals under certain circumstances detailed in the Business Combination Agreement; (iv) by either SPAC or the Company if the SPAC Shareholder Meeting is held and SPAC Shareholder Approval is not received; (v) by SPAC in connection with a breach of a representation, warranty, covenant or other agreement by the Company, Pubco, SPAC Merger Sub, Company Merger Sub or the Seller Representative, if the breach would result in the failure of the related condition to Closing and the breach or inaccuracy is incapable of being cured or is not cured in accordance with the terms of the Business Combination Agreement; (vi) by the Company for SPAC’s material uncured breach of the Business Combination Agreement, if the breach would result in the failure of the related condition to Closing and the breach or inaccuracy is incapable of being cured or is not cured in accordance with the terms of the Business Combination Agreement; or (vii) by either SPAC or the Company if the Closing has not occurred on or before nine months from the date of the Business Combination Agreement.

None of the parties to the Business Combination Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement. However, each party will remain liable for willful breaches of the Business Combination Agreement or for Fraud Claims prior to termination. Notwithstanding the foregoing, SPAC will bear all fees, costs and expenses incurred by any party in connection the filing of the Registration Statement with the SEC and submitting a listing application for Pubco securities to Nasdaq or NYSE, as applicable, regardless of whether the Closing occurs. Additionally, following the Closing, Pubco will be required to reimburse or pay or cause to be reimbursed or paid, all expenses of the parties, provided that expenses of the SPAC (subject to certain exceptions) shall only be reimbursed up to an amount of $7,000,000.

Trust Account Waiver

The Company, Pubco, SPAC Merger Sub and Company Merger Sub have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in SPAC’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

SPAC Representative and Seller Representative

The Sponsor is serving as the SPAC Representative under the Business Combination Agreement, and in such capacity will represent the interests of the SPAC Shareholders and their respective successors and assignees after the Closing (other than the Company Holders) with respect to certain post-Closing matters under the Business Combination Agreement and certain ancillary documents. Edward Chin is serving as the Seller Representative under the Business Combination Agreement, and in such capacity will represent the interests of the Company Holders and their respective successors and assignees with respect to certain post-Closing matters under the Business Combination Agreement and certain ancillary documents.

Governing Law and Jurisdiction

The Business Combination Agreement is governed by the laws of the State of New York, except that matters that as a matter of the laws of the Cayman Islands are required to be governed by the laws of the Cayman Islands shall be governed by the laws of the Cayman Islands, in each case without giving effect to the conflict of laws principles. All actions arising out of or relating to the Business Combination Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York.

The Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description thereof is qualified in its entirety by reference to the full text of the Business Combination Agreement and the terms of which are incorporated by reference herein. The filing of the Business Combination Agreement herewith provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Business Combination Agreement were made as of the execution date of the Business Combination Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations, warranties and covenants in the Business Combination Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations, warranties and covenants in the Business Combination Agreement as characterizations of the actual statements of fact about the parties.

Related Agreements

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, SPAC entered into a Sponsor Support Agreement with Sponsor, the Company and Pubco (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed to (i) vote its SPAC Ordinary Shares in favor of each of the SPAC Shareholder Approval Matters, including the Business Combination Agreement and the Transactions, (ii) vote its SPAC Ordinary Shares against any Acquisition Proposal or Alternative Transaction, (iii) to comply with the restrictions imposed by the Insider Letter, including the restrictions on transfer and redemption of SPAC Ordinary Shares in connection with the Transactions, (iv) waive any rights to adjustment or other anti-dilution or similar protections with respect to the rate that the SPAC Class B Ordinary Shares held by Sponsor will convert into SPAC Class A Ordinary Shares in connection with the Business Combination and the Transactions, and (v) effective as of the Closing, release any claims against SPAC, Pubco, the Company, SPAC Merger Sub and Company Merger Sub with respect to any matter arising at or prior to the Closing, subject to customary exceptions and existing contractual rights.

The Sponsor Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Sponsor Support Agreement and the terms of which are incorporated by reference herein.

Sponsor Letter Agreement

Contemporaneously with the execution of the Business Combination Agreement, SPAC entered into a Sponsor Letter Agreement with Sponsor and Pubco (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor will deposit up to 150,000 Sponsor Earnout Shares into an escrow account, such shares to be released from escrow in accordance with the following:

•	Two-thirds (2/3) of the Sponsor Earnout Shares will be released if the VWAP of the Pubco Class A Stock equals or exceeds $12.50 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period.

•	One-third (1/3) of the Sponsor Earnout Shares will be released if the VWAP of the Pubco Class A Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period.

All of the Sponsor Earnout Shares will be accelerated and released if Pubco is subject to a Qualified Change of Control.

In addition, the Sponsor will use its commercially reasonable efforts to facilitate SPAC, the Company and/or Pubco or their respective subsidiaries entering into Additional Financing Transactions as contemplated by the Business Combination Agreement.

The Sponsor Letter Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Sponsor Letter Agreement and the terms of which are incorporated by reference herein.

Lock-Up Agreements

Concurrently with the Closing, certain significant Company Holders (the “Significant Company Holders”) will enter into a Lock-Up Agreement (collectively, the “Lock-Up Agreements”) with Pubco and SPAC Representative, pursuant to which the Significant Company Holders will agree that the shares of Pubco Class A Stock received by each Significant Company Holder will be locked up and subject to transfer restrictions, as described below, subject to certain exceptions. The shares of Pubco Class A Stock held by each Significant Company Holder will be locked up until the earlier of (i) six (6) months after the date of the Closing (the “Anniversary Release”); provided that, in the event the registration statement on Form S-1 filed with the SEC by Pubco to register the resale of the Pubco Class A Stock (the “Resale Registration Statement”) has not been declared effective on or prior to the Anniversary Release, then the Anniversary Release will be deemed to be the date such Resale Registration Statement is declared effective by the SEC, (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s shareholders having the right to exchange their shares of Pubco Class A Stock for cash, securities or other property and (iii) the date upon which the VWAP of Pubco Class A Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) Trading Days within any consecutive thirty (30) Trading Day period commencing any time 150 days after the Closing Date.

The form of the Lock-Up Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement and the terms of which are incorporated by reference herein.

Preferred Equity Investment Subscription Agreement

Contemporaneously with the execution of the Business Combination Agreement, the Company and Pubco entered into subscription agreements (collectively, the “Preferred Equity Investment Subscription Agreements”) with certain investors (the “Preferred Equity Investors”), pursuant to which, the Company agreed to issue, and the Preferred Equity Investors agreed to purchase, an aggregate of 3,100,000 preferred equity units of the Company, in a private placement, (the “Preferred Equity Units”), at a purchase price of $10.00 per unit for an aggregate purchase price of $31,000,000, (the “Preferred Equity”).

As described above, the net proceeds of the Preferred Equity Investment will be used by Pubco to purchase Bitcoin.

Pursuant to the Preferred Equity Investment Subscription Agreements, Pubco has agreed to use commercially reasonable efforts to cause the shares of Pubco Class A Stock into which the Preferred Equity Units will be converted upon consummation of the Company Merger to be registered on the Registration Statement. To the extent that any such shares of Pubco Class A Stock are unable to be included on the Registration Statement, the Company has agreed to certain obligations to have Pubco register and maintain the registration of the shares of Pubco Class A Stock into which the Preferred Equity Units will be converted, including that, as soon as reasonably practicable but no later than forty-five (45) calendar days after the Closing of the Transactions, Pubco shall file with the SEC (at Pubco’s sole cost and expense) a registration statement registering the resale of the shares of Pubco Class A Stock into which the Preferred Equity Units will be converted, and Pubco shall have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing of the Transactions, which may be extended an additional 30 calendar days depending on the level of SEC review involved.

The form of the Preferred Equity Investment Subscription Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of the Preferred Equity Investment Subscription Agreement and the terms of which are incorporated by reference herein.

Standby Equity Purchase Agreement

Contemporaneously with the execution of the Business Combination Agreement, the Company and Pubco entered into the SEPA with YA II PN, LTD. (“Yorkville”) pursuant to which, subject to the consummation of the Business Combination, Pubco has the option, but not the obligation, to issue, and Yorkville shall subscribe for, an aggregate amount of up to $400.0 million (the “Commitment Amount”) of Pubco Class A Stock (such shares, the “SEPA Shares”) at the time of Pubco’s choosing during the 36 months following the Closing, subject to certain limitations. Sales of the SEPA Shares to Yorkville, and the timing of any such sales, are at Pubco’s option, and Pubco is under no obligation to sell any SEPA Shares to Yorkville.

Each advance (each, a “SEPA Advance”) Pubco requests in writing to Yorkville under the SEPA (notice of such request, a “SEPA Advance Notice”) may be for a number of SEPA Shares up to such number of shares as is equal to 100% of the average daily trading volume of the shares of Pubco Class A Stock during the five consecutive trading days immediately prior to the date of each SEPA Advance Notice.

Pubco may establish a minimum acceptable price in each SEPA Advance Notice below which Pubco will not be obligated to make any sales to Yorkville pursuant to such notice. The shares of Pubco Class A Stock sold pursuant to a SEPA Advance delivered by Pubco will be purchased by Yorkville at a price equal to 97% of the lowest daily VWAP of the shares of Pubco Class A Stock during the two consecutive trading days commencing on the date of the delivery of the SEPA Advance Notice, other than the daily VWAP on a day in which the daily VWAP is less than a minimum acceptable price as stated by Pubco in the SEPA Advance Notice. “VWAP” shall mean for any trading day or specified period, the daily volume weighted average price of the shares of Pubco Class A Stock for such trading day on the principal market during regular trading hours, or such specified period, as reported by Bloomberg L.P through its “AQR” function. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

The SEPA will automatically terminate on the earliest to occur of (i) the 36-month anniversary of the Closing or (ii) the date on which Yorkville shall have made payment of SEPA Advances pursuant to the SEPA for SEPA Shares equal to the Commitment Amount. Pubco has the right to terminate the SEPA at no cost or penalty upon five trading days’ prior written notice to Yorkville, provided that there are no outstanding SEPA Advance Notices for which SEPA Shares are required to be issued and that Pubco has paid all amounts owed to Yorkville pursuant to the SEPA. Pubco and Yorkville may also agree to terminate the SEPA by mutual written consent.

As consideration for Yorkville’s commitment to purchase the SEPA Shares, Pubco agreed to pay to Yorkville a commitment fee in an amount equal to 1.0% of the Commitment Amount (the “Commitment Fee”), of which (i) one-half (the “Initial Fee”) shall be paid on or before the fifth trading day following the consummation of the Transactions, and which may be paid, at the option of Pubco, in cash, or by the issuance to Yorkville of such number of shares of Pubco Class A Stock that is equal to the Initial Fee divided by $10.00 (the “Initial Commitment Shares”) and (ii) one-half (the “Deferred Fee”) shall be paid within five trading days of the date that Pubco receives proceeds from the sale of SEPA Shares to Yorkville of at least $50 million (the “Deferred Fee Date”), and which may be paid, at the option of Pubco, in cash, or by the issuance to Yorkville of such number of shares of Pubco Class A Stock that is equal to the Deferred Fee divided by the average of the daily VWAPs of the shares of Pubco Class A Stock during the first 3 trading days immediately following the Deferral Fee Date (the “Deferred Commitment Shares”). The Initial Commitment Shares issuable thereunder shall be included on the Registration Statement. Pursuant to the SEPA, Pubco is required to register for resale all SEPA Shares which Yorkville may acquire, and is required to have a registration statement declared effective by the SEC before it can sell any SEPA Shares to Yorkville.

SEPA Registration Rights Agreement

Contemporaneously with the execution of the Business Combination Agreement, Pubco and Yorkville also entered into a registration rights agreement (the “SEPA Registration Rights Agreement”), pursuant to which Pubco agreed to file with the Securities and Exchange Commission a registration statement covering the resale of the SEPA Shares and the Commitment Shares issuable to the Investor under the SEPA.

A copy of the SEPA and the SEPA Registration Rights Agreement will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof as Exhibit 10.7 and Exhibit 10.8 respectively, and the foregoing descriptions thereof are qualified in their entirety by reference to the full text of the SEPA and the SEPA Registration Rights Agreement and the terms of which are incorporated by reference herein. The filing of the SEPA herewith provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the SEPA were made as of the execution date of the SEPA only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the SEPA. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the SEPA. Moreover, certain representations, warranties and covenants in the SEPA may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations, warranties and covenants in the SEPA as characterizations of the actual statements of fact about the parties.

Shared Facilities and Services Agreement

Concurrently with the Closing of the Business Combination Agreement, Pubco and Parataxis Capital Management LLC, a Delaware limited liability company and an affiliate of the Company (“PCM”), will enter into a Shared Facilities and Services Agreement (the “Services Agreement”). Pursuant to the Services Agreement, PCM will agree to provide, or cause to be provided, to Pubco and its subsidiaries use of PCM’s facilities and certain services to Pubco and its subsidiaries in exchange for a monthly services fee based on the pro rata portion of PCM’s fully allocated cost and expenses that are directly attributable to the provision of facilities and services to be provided by PCM.

The form of Services Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of the Services Agreement and the terms of which are incorporated by reference herein.

Right of First Refusal Agreement

Concurrently with the Closing of the Business Combination Agreement, the Company, PCM, Pubco, and Edward Chin will enter into a Right of First Refusal Agreement (the “ROFR”). Pursuant to the ROFR, if, from the Closing and until the three-year anniversary of the Closing (the “Offer Period”), PCM receives a bona fide, written offer from any person to enter into a single transaction or series of related transactions with respect to (a) the acquisition, directly or indirectly, of fifty percent (50%) of the outstanding voting power of PCM or (b) the sale, lease, transfer, exclusive license or other disposition by PCM of all or substantially all of the assets of PCM (either, a “Sale Transaction”), then PCM shall deliver to Pubco prompt written notice (the “Offer Notice”) thereof stating: (i) the identity of the Prospective Buyer (as defined in the ROFR) and (ii) the material terms and conditions of such Sale Transaction. With respect to any such Sale Transaction proposed to be made by PCM during the Offer Period, Pubco shall have a right of first refusal to consummate such Sale Transaction on substantially the same terms and conditions, including price, as the Prospective Buyer. In the event Pubco elects not to exercise its right of first refusal, PCM may proceed to close the Sale Transaction upon the terms set forth in the Offer Notice or on terms no more favorable to the Prospective Buyer than those contained in the Offer Notice; provided, that in the event Pubco elects not to exercise its right of first refusal and such Sale Transaction is not consummated within ninety (90) days, then the right of first refusal process described in the ROFR shall survive and repeat itself until the expiration of the Offer Period.

The Form of the ROFR is filed as Exhibit 10.6 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of the ROFR and the terms of which are incorporated by reference herein.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing of the Business Combination Agreement, SPAC, Pubco, the Sponsor and each Company Holder shall enter into a registration rights agreement that will amend and restate the Registration Rights Agreement, dated as of August 15, 2024, by and among SPAC, Sponsor and the other parties thereto entered into at the time of SPAC’s initial public offering (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, among other matters, Pubco will (i) assume the registration obligations of SPAC under such registration rights agreement, with such rights applying to the shares of Pubco Class A Stock and (ii) provide the Company Holders party thereto with registration rights with respect to the resale of shares of Pubco Class A Stock.

Insider Letter Amendment

Concurrently with the Closing of the Business Combination Agreement, SPAC, the Company, Pubco and certain SPAC insiders will enter into an amendment (the “Insider Letter Amendment”) to the letter agreement, dated August 15, 2024, as may be amended, by and among SPAC, the Sponsor and certain SPAC insiders therein that was entered into in connection with SPAC’s initial public offering (the “Insider Letter Agreement”), pursuant to which, among other matters, effective as of the Closing, Pubco shall assume and be assigned the rights and obligations of SPAC under the Insider Letter Agreement.

Governance Term Sheet

At or prior to the Closing, Pubco shall amend and restate Pubco’s certificate of incorporation (the “Pubco A&R Certificate of Incorporation”) and bylaws to incorporate the terms of the Governance Term Sheet attached as an exhibit to the Business Combination Agreement (the “Governance Term Sheet”), pursuant to which the parties have agreed to certain governance terms for Pubco to be effective as of the Effective Time. The Governance Term Sheet provides, among other things, that (i) the board of directors of Pubco (the “Pubco Board”) shall consist of five individuals, three of which are to be designated by the Company, one of which is to be designated by SPAC and one of which will be Edward Chin, as the Chief Executive Officer of Pubco; (ii) Edward Chin will serve as Chairman of the Pubco Board; (iii) except for matters delegated to the Executive Committee, all decisions of the Pubco Board must be adopted by a simple majority of directors in attendance; and (iv) Pubco shall establish an Executive Committee consisting of Edward Chin and such other members as determined by Edward Chin and an Audit Committee, Compensation Committee and Nominating & Governance Committee, each consisting of three independent directors. The Governance Term Sheet also provides for the voting rights of the classes of shares of Pubco Stock, as follows (x) the holders of shares of Pubco Class A Stock shall be entitled to one (1) vote per share and to receive distributions in proportion to the number of shares of Pubco Class A Stock held by them, and (y) the holders of Pubco Class C Stock, all of which will be held by an entity controlled by the Key Company Holder immediately following the Closing, will collectively have 80% of the voting power of all shares of Pubco Stock (including shares issued in the future) until such time as the Key Company Holder, including his permitted transferees (such as charitable trusts and estate planning vehicles), own less than 25% of their aggregate ownership as of immediately after the Closing, with the foregoing determination taking into account certain considerations to be more fully described in the Pubco A&R Certificate of Incorporation.

Item 3.02 Unregistered Sale of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein, to the extent applicable. The securities of the Company that may be issued in connection with the Preferred Equity Investment will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD.

On August 6, 2025, SPAC and the Company issued a joint press release (the “Joint Press Release”) announcing the execution of the Business Combination Agreement. The Joint Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation for use by SPAC in meetings with certain of its shareholders as well as other persons with respect to the Transactions, as described in this Current Report on Form 8-K.

Attached as Exhibit 99.3 and incorporated herein by reference is a transcript from a recording first made on August 6, 2025, in which executives from the SPAC and the Company discuss the Business Combination.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and 99.3 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of SPAC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information and Where to Find It

Pubco, the Company and SPAC intend to file with the SEC the Registration Statement, which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the Transactions. The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. SPAC, the Company and/or Pubco will also file other documents regarding the Transactions with the SEC. This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: SilverBox Corp IV, 8701 Bee Cave Road, Austin, TX 78746, or upon written request to Pubco, via email at info@sbcap.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Preferred Equity Units of the Company issued in the Initial Financing Transactions have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, the Company, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Transactions. A list of the names of such persons, and information regarding their interests in the Transactions and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC, including SPAC’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 13, 2025 (“SPAC Annual Report”) and SPAC’s Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed with the SEC on May 13, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Transactions, including the names and interests of Pubco’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco, the Company and SPAC with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this Current Report on Form 8-K is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” with respect to SPAC, Pubco and the Company within the meaning of the federal securities laws. The expectations, estimates, and projections of the businesses of the Company and SPAC may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, future performance and anticipated financial impacts of the Transactions, the satisfaction of the closing conditions to the Transactions, and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of the Company, Pubco and SPAC and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the Transactions not being completed in a timely manner or at all, which may adversely affect the price of SPAC’s securities; (2) the Transactions not being completed by SPAC’s business combination deadline; (3) the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of SPAC’s shareholders; (4) failure to realize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of Pubco to grow and manage growth profitably and retain its key employees, and the demand in South Korea for digital assets; (5) the level of redemptions of SPAC’s public shareholders which will reduce the amount of funds available for Pubco to execute on its business strategies and may make it difficult to obtain or maintain the listing or trading of Pubco Class A Stock on a major securities exchange; (6) the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; (7) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (8) changes in business, market, financial, political and regulatory conditions; (9) Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin and the demand for digitals assets in Korea; (10) Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (11) increased competition in the industries in which Pubco will operate; (12) significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; (13) treatment of crypto assets for U.S. and foreign tax purposes; (14) after consummation of the Transactions, Pubco experiences difficulties managing its growth and expanding operations; (15) challenges in implementing Pubco’s business plan due to operational challenges, significant competition and regulation; (16) being considered to be a “shell company” by the securities exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against Pubco, the Company, SPAC or others following announcement of the Transactions; (18) trading price and volume of Pubco Class A Stock may be volatile following the Transactions and an active trading market may not develop; (19) Pubco stockholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in Pubco; (20) investors may experience immediate and material dilution upon Closing as a result of the SPAC Class B Ordinary Shares held by the Sponsor, since the value of the SPAC Class B Ordinary Shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of Pubco Class A Stock at such time is substantially less than the price per share paid by investors; (21) conflicts of interest that may arise from investment and transaction opportunities involving Pubco, the Company, its affiliates and other investors and clients; (22) legal, regulatory, political, currency, and economic risks specific to South Korea, including risks related to geopolitical tensions in the region; (23) risks related to, and potential loss of the entire investment in, the Company’s potential investment in a single KOSDAQ-listed company; (24) Bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (25) the custody of Pubco’s Bitcoin, including the loss or destruction of private keys required to access its Bitcoin and cyberattacks or other data loss relating to its Bitcoin, which could cause Pubco to lose some or all of its Bitcoin; (26) a security breach or cyber-attack and unauthorized parties obtain access to Pubco’s Bitcoin assets, Pubco may lose some or all of its Bitcoin temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (27) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of Bitcoin and adversely affect Pubco’s business; (28) potential regulatory change reclassifying Bitcoin as a security could lead to the Pubco’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of Bitcoin and the market price of Pubco listed securities; (29) it is not possible to predict the amount of Pubco Class A Stock sold under the SEPA or the gross proceeds resulting from such sales, that sales under the SEPA will cause dilution to existing Pubco shareholders, Pubco may spend any proceeds under the SEPA in ways that may not generate a significant return; and (30) other risks and uncertainties included in (x) the “Risk Factors” sections of the SPAC Annual Report and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by Pubco and SPAC. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, Pubco and SPAC do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by the Company’s, Pubco’s or SPAC’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of the Company’s, Pubco’s or SPAC’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that the Company, Pubco or SPAC will, or are likely to, generate going forward.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1+†	Business Combination Agreement, dated as of August 6, 2025, by and among SPAC, SPAC Merger Sub, Pubco, the Company, Company Merger Sub, SPAC Representative and Seller Representative
10.1+	Sponsor Support Agreement, dated as of August 6, 2025, by and among the Sponsor, SPAC and Pubco.
10.2	Sponsor Letter Agreement, dated as of August 6, 2025, by and among the Sponsor, SPAC and Pubco.
10.3†	Form of Lock-Up Agreement.
10.4+†	Form of Preferred Equity Investment Subscription Agreement, dated as of August 4, 2025, by and among the Company, Pubco and certain investors party thereto.
10.5+	Form of Shared Facilities and Services Agreement, by and between PCM and Pubco.
10.6	Form of Right of First Refusal Agreement, by and among the Company, PCM, Edward Chin and Pubco.
99.1	Joint Press Release dated August 6, 2025.
99.2	Investor Presentation.
99.3	Transcript of Recorded Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
+	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. SPAC will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.
†	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SILVERBOX CORP IV

By:	/s/ Stephen Kadenacy
Name:	Stephen Kadenacy
Title:	Chief Executive Officer

Dated: August 6, 2025